UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                DevX Energy, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.234 per share
                         ------------------------------
                         (Title of Class of Securities)

                                    25189P203
                                  -------------
                                 (CUSIP Number)

                                 November 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 pages)

SCHEDULE 13G

DevX Energy, Inc.

CUSIP No.25189P203

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Paul P. Tanico
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                     0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                              1,104,400
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                      0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                           1,104,400
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            1,104,400
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                       8.7%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN

                               (Page 2 of 8 pages)

SCHEDULE 13G
DevX Energy, Inc.

CUSIP No.25189P203

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Ellen H. Adams
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States

--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER
        SHARES                                                   0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         6      SHARED VOTING POWER
         EACH                                            1,104,400
      REPORTING         --------------------------------------------------------
        PERSON          7      SOLE DISPOSITIVE POWER
         WITH                                                    0
                        --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                                                         1,104,400
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,104,400
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                        8.7%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                      IN






                               (Page 3 of 8 pages)

NOTE: Issuer reported 11,250,000 shares of common stock, par value $.234 per share ("Common Stock"), outstanding in its Quarterly Report on Form 10-Q dated November 10, 2000 and reported the issuance of an additional 1,500,000 shares of Common Stock in its Current Report on Form 8-K dated November 29, 2000.

Item 1(a).  Name of Issuer:

            DevX Energy, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            13760 Noel Road, Suite 1030
            Dallas, Texas 75240-7336

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            (A) Paul P. Tanico ("Tanico"), with respect to the shares of Common Stock of DevX Energy, Inc.(the "Company") (a) also beneficially owned by CastleRock Management, LLC, a Delaware limited liability company ("Management LLC"), of which Tanico is a managing member, and (b) also beneficially owned by CastleRock Asset Management, Inc., a New York corporation ("Management Inc."), of which Tanico is a director, officer and stockholder.

            (B) Ellen H. Adams ("Adams"), with respect to the shares of Common Stock of the Company (a) also beneficially owned by Management LLC, of which Adams is a managing member, and (b) also beneficially owned by Management Inc., of which Adams is a director, officer and stockholder.

            Management LLC beneficially owns all of the 509,600 shares of Common Stock of the Company owned directly by CastleRock Partners, L.P. a Delaware limited partnership ("Partners I"), of which Management LLC is the general partner, and all of the 49,300 shares of Common Stock of the Company directly owned by CastleRock Partners II, L.P. a Delaware limited partnership ("Partners II"), of which Management LLC is the general partner.

            Management Inc. beneficially owns all of the (a) 480,200 shares of Common Stock of the Company directly owned by CastleRock Fund, Ltd., an international business company organized in the British Virgin Islands ("Fund"), for which Management Inc. serves as an investment advisor, and (b) 65,300 shares of Common Stock owned by a separately managed account, for which Management Inc. serves as an investment advisor.

            Tanico and Adams are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The principal business office of each of the Reporting Persons is:

                c/o CastleRock Asset Management, Inc.
                     101 Park Avenue, 6th Floor
                     New York, New York 10178



                               (Page 4 of 8 pages)

Item 2(c).   Citizenship:

             Each of Tanico and Adams is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.234 per share

Item 2(e).   CUSIP Number:

             25189P203

Item 4.  Ownership.

 A.  Tanico
     (a)  Amount beneficially owned: 1,104,400
     (b)  Percent of class:                       8.7%
     (c)  (i)   Sole power to vote or direct the vote:                        0
          (ii)  Shared power to vote or direct the vote:              1,104,400
          (iii) Sole power to dispose or direct the disposition:              0
          (iv)  Shared power to dispose or direct the disposition:    1,104,400

 B.  Adams
     (a)  Amount beneficially owned:  1,104,400
     (b)  Percent of class:                        8.7%
     (c)  (i)   Sole power to vote or direct the vote:                        0
          (ii)  Shared power to vote or direct the vote:              1,104,400
          (iii) Sole power to dispose or direct the disposition:              0
          (iv)  Shared power to dispose or direct the disposition:    1,104,400


Item 5.  Ownership of Five Percent or Less of a Class.

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N.A.

Item 8.  Identification and Classification of Members of the Group.

         N.A.

Item 9.  Notice of Dissolution of Group.

         N.A.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               (Page 5 of 8 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 16, 2001

                                         /s/ Paul P. Tanico
                                         -------------------------------
                                         Paul P. Tanico



                                         /s/ Ellen H. Adams
                                         -------------------------------
                                         Ellen H. Adams








































                                              (Page 6 of 8 pages)

                                  EXHIBIT INDEX
                                  -------------
Exhibits

1.   Joint Filing Agreement, dated March 16, 2001, between Tanico and Adams.






















































                               (Page 7 of 8 pages)